Exhibit 99.2



CPGINTERNATIONAL
Building Products. Better.

2009 Third Quarter Earnings Call



November 13, 2009



Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

CPG INTERNATIONAL
Building Products. Better.

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward-looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our credit agreements and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit agreements and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations, amounts payable pursuant to the management agreement with AEA Investors and the impairment charge for goodwill and other intangibles. In addition, consolidated net income is adjusted to exclude certain items, including certain nonrecurring or unusual charges. Please see the Company's December 31, 2008 10-K, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreements and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreements and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.



About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a leading supplier of premium, low-maintenance building products designed to replace wood, metal and other materials in the residential, commercial and industrial markets. With a focus on manufacturing excellence, proprietary technologies and quality, CPG has introduced products through distribution networks to sizable markets increasingly converting to low maintenance materials. The Company has developed and acquired a number of branded products including AZEK® Trim, AZEK® Deck, AZEK® Moulding, AZEK® Rail, AZEK® Porch, Comtec and Hiny Hiders® bathroom partition systems, and TuffTec™ locker systems. For additional information on CPG please visit our web site at http:// www.cpgint.com.

<u>Please note:</u>

To access the conference call, please dial (866) 315-3365, and use conference ID code 38122726. An encore presentation will be available for one week after the completion of the call. In order to access the encore presentation, please dial (800) 642-1687 or (706) 645-9291, and use the conference ID code 38122726.



2009 Third Quarter Financial Highlights

- **Market Conditions:** Housing starts down 32% from prior year Q3

  Repair/remodel markets experiencing double digit declines

  Industrial and commercial markets deteriorated in Q3

- **Revenue:** $78.4mm Q3 2009 vs. $90.9mm in Q3 2008, down 13.7%
  – AZEK Deck growth only partially offset decline in all other product lines

- **Gross Margin:** 35.8% Q3 2009 vs. 25.3% in Q3 2008
  – Material cost reductions and improved operating efficiencies offset lower production volumes

- **SG&A:** $14.1mm Q3 2009 vs. $13.7mm in Q3 2008
  – Increased expenses primarily from marketing and product development

- **Adjusted EBITDA:** Up 20.6% to $20.0mm;
  – 25.5% Adjusted EBITDA margin

- **Net Income/Loss:** $6.0mm net income in Q3 2009, up from $0.6mm net income in Q3 2008



CPG INTERNATIONAL
Building Products. Better.

Updated Segment Reporting























AZEK® Building Products

AZEK® Trim
AZEK® Moulding
AZEK® Deck
AZEK® Porch
AZEK® Rail

SCRANTON PRODUCTS™
Worry-Free Brands. Your Every Need.™

COMTEC INDUSTRIES
HINY HIDERS® Santana Products
CAPITOL PARTITIONS INC.
TUFFTEC® LOCKERS

VYCOM

CELTEC
SANATEC
FLAMETEC
PLAYBOARD
SEABOARD
CORRTEC



Quarterly Revenue

Revenue
($ in millions)



| AZEK | Scranton Products | Vycom |

YOY $(12.5) or (13.7)%

Volume & ASP
(lbs in millions)



| Volume | ASP |



Quarterly Earnings

Adjusted EBITDA
($ in millions)

YOY $3.5 or 20.6%



Gross Margin and SG&A
(% of revenue)





Year to Date Performance

Revenue / Pro Forma
($ in millions)



Pro Forma Adj. EBITDA
($ in millions)



Capital Expenditures



Quarter Cap Ex
($ in millions)

Historical Cap Ex
($ in millions)

YOY $0.9
or 81.8%







Working Capital Management

Inventory and Inv Days[1]
($ in millions)

| YOY $(9.6) |
| or (25.8)% |





- Q3 '08: $37.2, 50 Days
- Q4 '08: $33.7, 77 Days
- Q1 '09: $31.4, 53 Days
- Q2 '09: $29.4, 67 Days
- Q3 '09: $27.6, 50 Days

Legend: Days

AR and AR Days[1]
($ in millions)

| YOY ($0.6) |
| or (2.1)% |





- Q3 '08: $28.3, 29 Days
- Q4 '08: $17.4, 36 Days
- Q1 '09: $44.9, 50 Days
- Q2 '09: $32.6, 48 Days
- Q3 '09: $27.7, 33 Days

Legend: Days

Inv/AR/Prepaid less AP/Accrued
($ in millions)



- Q3 '08: $30.8, 9.3%
- Q4 '08: $31.9, 10.5%
- Q1 '09: $40.1, 13.7%
- Q2 '09: $34.9, 12.5%
- Q3 '09: $22.8, 8.5%

Legend: % TTM Rev

- Tightly managing working capital
  - Reduced seasonality with soft winter buy
  - Focused collections effort on AR

Footnote:
(1) Based on trailing three months annualized



Liquidity Position

Net Debt[1] **& Net Debt/Adj. EBITDA**[2]
($ in millions)



Liquidity
($ in millions)



- Liquidity position at $71.0mm
- Focused on liquidity management
- Trailing Twelve Month September 30, 2009 Adjusted EBITDA of $56.6mm

Footnotes:
(1) Net debt defined as total debt and capital lease obligations less cash
(2) Trailing twelve month adjusted EBITDA as defined in Credit Agreements



2009 Adjusted EBITDA Guidance(1)



Low	High
←	→
$55mm	**$60mm**

Downside:

- Prolonged, deep recession
  – Residential repair & remodel activity
  – New home construction
  – Industrial markets
  – Commercial markets/tax revenue
- Resin prices escalate
- Increased competition

Upside:

- Higher than anticipated economic activity
- Increased market penetration for AZEK products
- Lower material costs
- Operational efficiencies

(1) In preparation of our Adjusted EBITDA, we used a basis similar to actual interest, depreciation, amortization and taxes reported in 2009.



APPENDIX



Net Income to Adjusted EBITDA Reconciliation

(Dollars in thousands)	Year Ended December 31, 2008	Add: Nine Months Ended September 30, 2009	Less: Nine Months Ended September 30, 2008	Twelve Months Ended September 30, 2009
Net (loss) income	$ (48,354)	$ (975)	$ (121)	$ (49,208)
Interest expense, net	34,905	23,722	26,474	32,153
Income tax (benefit) expense	(7,095)	285	(151)	(6,659)
Depreciation and amortization	21,491	15,996	15,971	21,516
EBITDA	947	39,028	42,173	(2,198)
Impairment of goodwill and other intangibles	40,000	14,408	—	54,408
SFAS 141 inventory adjustment	1,505	—	—	1,505
Relocation and hiring costs	802	110	659	253
Composatron non-recurring charges	606	—	346	260
Management fee and expenses	1,855	1,345	1,467	1,733
Severance costs	171	367	165	373
Settlement charges	26	—	26	—
Non-cash compensation charge	118	50	103	65
Sale of fixed assets	—	143	—	143
Registration expenses related to Notes	309	26	238	97
Adjusted EBITDA	$ 46,339	$ 55,477	$ 45,177	$ 56,639



Quarterly Volume Information

(lbs in thousands)	**Q1 2009**	**Q2 2009**	**Q3 2009**	**YTD**
AZEK Building Products	44,938	23,433	36,171	104,542
Scranton Products	6,581	8,121	6,977	21,679
Vycom Industrial	6,662	7,047	8,533	22,242
Total	58,181	38,601	51,681	148,463

(lbs in thousands)	**Q1 2008**	**Q2 2008**	**Q3 2008**	**YTD**
AZEK Building Products	54,617	31,371	42,251	128,239
Scranton Products	6,702	9,001	8,828	24,531
Vycom Industrial	10,070	9,926	8,914	28,910
Total	71,389	50,298	59,993	181,680

% Change to prior year				
	Q1 2009	**Q2 2009**	**Q3 2009**	**YTD**
AZEK Building Products	-17.7%	-25.3%	-14.4%	-18.5%
Scranton Products	-1.8%	-9.8%	-21.0%	-11.6%
Vycom Industrial	-33.8%	-29.0%	-4.3%	-23.1%
Total	-18.5%	-23.3%	-13.9%	-18.3%





CPG INTERNATIONAL
Building Products. Better.















CPG INTERNATIONAL
Building Products. Better.

AZEK® Building Products

SCRANTON PRODUCTS™
Worry-Free Brands. Your Every Need.™

VYCOM

AZEK® Trim

AZEK® Moulding

AZEK® Deck

AZEK® Porch

AZEK® Rail

COMTEC INDUSTRIES

HINY HIDERS® Santana Products

CAPITOL PARTITIONS INC.

TUFFTEC® LOCKERS

CELTEC

SANATEC

FLAMETEC

PLAYBOARD

SEABOARD

CORRTEC